1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax andrewskurth.com

March 27, 2006

Jennifer R. Hardy	Edward M. Kelly
Legal Branch Chief	Senior Counsel
Division of Corporation Finance	Division of Corporation Finance
U.S. Securities and Exchange Commission	U.S. Securities and Exchange Commission
100 F Street, N.E.	100 F Street, N.E.
Washington, D.C. 20549	Washington, D.C. 20549

Re:	China BAK Battery, Inc., formerly known as Medina Coffee, Inc.
Pre-Effective Amendment No. 7 to Registration Statement on Form SB-2 Filed March 15, 2006 File No. 333-122209
Amendment No. 1 to Current Report on Form 8-K dated September 15, 2005 and filed March 9, 2006
Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2005 File No. 0-49712

          On behalf of China BAK Battery, Inc. (the “Company”) we have electronically filed herewith  Pre-Effective Amendment No. 3 to the Registration Statement on Form SB-2, which has been marked to indicate changes effected by the amendment.  In addition, we have today forwarded three marked copies of Pre-Effective Amendment No. 3 to Mr. Edward Kelly for the convenience of the Staff.

Directors and Executive Officers, page 39

1.

Revised disclosure states that Dr. Huanyu Mao, Mr. Richard Goodner, Mr. Joseph R. Mannes, and Mr. Donald A. Preston have been chosen to become directors.  File as exhibits to the registration statement the written consents of the persons about to become directors.  See Rule 438 of Regulation C under the Securities Act.

RESPONSE: We have modified the disclosure in accordance with the Staff’s comment. Please note that Mr. Jay J. Shi has been chosen to become a director in replacement of Mr. Donald Preston.

Notes to Financial Statements

2.

It appears SFAS 123(R) was effective for you beginning in your fiscal quarter ended December 31, 2005.  Please expand your disclosure to discuss the impact the adoption of SFAS 123(R) had on your results of operations.  Please also include the disclosures pursuant to paragraph 84 of SFAS 123(R).

RESPONSE: We have modified the disclosure in accordance with the Staff’s comment.

Austin	Dallas	Houston	London	Los Angeles	New York	The Woodlands	Washington, DC

March 27,2006

Exhibit 5.1

3.

Revise the first paragraph to indicate that the registration statement covers the resale of 12, 626, 264 shares of common stock and not 13,639,916 shares of common stock.  We note the disclosure on the prospectus’ outside front cover page.

4.

We note the statement that “The opinions expressed herein are based upon the laws in effect and the facts in existence as of the date of this letter.”  Since the opinion must speak as of the registration statement’s effective date, please delete.  Alternatively, file a new opinion immediately before the registration statement’s effectiveness.

RESPONSE: We have modified the disclosure in accordance with the Staff’s comment.

Exhibit 10.59

5.	We are unable to locate exhibit 10.59. Please file the exhibit.

RESPONSE: We have modified the disclosure in accordance with the Staff’s comment.

8-K/A1

Exhibit 10.1

6.

As noted previously, absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety.  Attachments include, for example, annexes, appendices, exhibits, and schedules.  See comment 23 in our October 24, 2005 letter.  Since you did not file exhibits A and B to exhibit F to exhibit 10.1, please refile the exhibit in its entirety.

RESPONSE: We have modified the disclosure in accordance with the Staff’s comment.

December 31, 2005 10-Q

7.	Please address comment 3 above in your subsequent Form 10-Qs as well.

RESPONSE: Noted.

Very truly yours,

Robin Bradford
RHB/cah